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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          EQUALNET COMMUNICATIONS CORP.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   294408 10 9
                                 (CUSIP Number)

                             Robert T. Molinet, Esq.
                         Smith, Gambrell & Russell, LLP
                        1230 Peachtree Street, Suite 3100
                           Atlanta, Georgia 30309-3592
                                 (404) 815-3798
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 28, 1999
             (Date of Event which Requires Filing of this Statement)






If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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CUSIP No.:  294408 10 9

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Darryl S. Laddin, as Trustee of the Unsecured Creditors' Trust of EqualNet Corporation

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [  ]
                                                                        (b) [  ]
(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS (See instructions)
         OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
         [  ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

  NUMBER OF                         (7)     SOLE VOTING POWER
   SHARES                                   3,000,000
BENEFICIALLY                        (8)     SHARED VOTING POWER
  OWNED BY                                  0
   EACH                             (9)     SOLE DISPOSITIVE POWER
 REPORTING                                  3,000,000
  PERSON                            (10)    SHARED DISPOSITIVE POWER
   WITH:                                    0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,000,000

(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.5%

(14) TYPE OF REPORTING PERSON (See instructions) OO (individual, as trustee for unsecured creditors' trust)



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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


         The following exhibits are filed with this Amendment.

         Exhibit No.       Description
         -----------       -----------

             1 Second Amended Joint Plan of Reorganization of EqualNet Corporation and EqualNet Communications Corp., as Amended

             2 First Modification to Second Amended Joint Plan of Reorganization of EqualNet Corporation and EqualNet Communications Corp.

             3 Second Modification to Second Amended Joint Plan of Reorganization of EqualNet Corporation and EqualNet Communications Corp.

             4 Third Modification to Second Amended Joint Plan of Reorganization of EqualNet Corporation and EqualNet Communications Corp.



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                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                               Date:   June 10, 1999


                                      /s/ Darryl S. Laddin
                               ----------------------------------------------
                               Darryl S. Laddin, as Trustee of the Unsecured Creditors' Trust of EqualNet Corporation


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                                  EXHIBIT INDEX

           Exhibit No.     Description
           -----------     -----------

                1 Second Amended Joint Plan of Reorganization of EqualNet Corporation and EqualNet Communications Corp., as Amended

                2 First Modification to Second Amended Joint Plan of Reorganization of EqualNet Corporation and EqualNet Communications Corp.

                3 Second Modification to Second Amended Joint Plan of Reorganization of EqualNet Corporation and EqualNet Communications Corp.

                4 Third Modification to Second Amended Joint Plan of Reorganization of EqualNet Corporation and EqualNet Communications Corp.